J.P.Morgan

3yr RTY/SPX Auto Callable Buffered Return Enhanced Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlyings:	Russell 2000® Index and S&P 500® Index
Upside Leverage Factor:	1.25
Buffer Amount:	20.00%
Pricing Date:	June 12, 2026
Review Date:	June 21, 2027
Observation Date:	June 12, 2029
Maturity Date:	June 15, 2029
CUSIP:	46661AHC7
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46661AHC7/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Automatic Call

If the closing value of each Underlying on the Review Date is greater than or equal to its Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value of each Underlying is greater than its Initial Value. Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Lesser Performing Underlying.

Call Value	Call Premium*
100.00% of the Initial Value	At least 11.15%

Payment At Maturity

If the notes have not been automatically called and the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor)

If the notes have not been automatically called and (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + Buffer Amount)]

If the notes have not been automatically called and the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity**

Lesser Performing Underlying Return at Review Date/ Observation Date	Total Return at Review Date*	Total Return at Maturity if not Automatically Called
65.00%	11.15%	81.25%
50.00%	11.15%	62.50%
40.00%	11.15%	50.00%
20.00%	11.15%	25.00%
10.00%	11.15%	12.50%
5.00%	11.15%	6.25%
0.00%	11.15%	0.00%
-0.01%	N/A	0.00%
-5.00%	N/A	0.00%
-10.00%	N/A	0.00%
-20.00%	N/A	0.00%
-20.01%	N/A	-0.01%
-30.00%	N/A	-10.00%
-40.00%	N/A	-20.00%
-60.00%	N/A	-40.00%
-80.00%	N/A	-60.00%
-100.00%	N/A	-80.00%

N/A – indicates that the notes would not be called and no payment would be made.

* Reflects a Call Premium of 11.15% per annum. The Call Premium will be determined on the Pricing Date and will not be less than 11.15% per annum.

** The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

3yr RTY/SPX Auto Callable Buffered Return Enhanced Notes

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- If the notes are automatically called, the appreciation potential of the notes is limited to the Call Premium Amount paid on the notes.
- You are exposed to the risk of decline in the value of each Underlying.
- Your payment at maturity will be determined by the Lesser Performing Underlying.
- The automatic call feature may force a potential early exit.
- No interest payments, dividend payments or voting rights.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index.
- The notes are subject to the risks associated with small capitalization stocks with respect to the Russell 2000® Index.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then-current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as "JPMS"), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement, as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-293684 and 333-293684-01